SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Bolt Projects Holdings, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

09769B107
(CUSIP Number)

August 13, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09769B107	Page 2 of 9
1	NAMES OF REPORTING PERSONS
Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,471,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,471,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,471,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Based on 31,660,231 shares of Common Stock (as defined herein) outstanding as of August 13, 2024, as set forth in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2024.

CUSIP No. 09769B107	Page 3 of 9
1	NAMES OF REPORTING PERSONS
Tembusu Capital Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,471,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,471,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,471,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Based on 31,660,231 shares of Common Stock outstanding as of August 13, 2024, as set forth in the Issuer’s current report on Form 8-K filed with the Commission on August 19, 2024.

CUSIP No. 09769B107	Page 4 of 9
1	NAMES OF REPORTING PERSONS
Thomson Capital Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,471,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,471,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,471,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Based on 31,660,231 shares of Common Stock outstanding as of August 13, 2024, as set forth in the Issuer’s current report on Form 8-K filed with the Commission on August 19, 2024.

CUSIP No. 09769B107	Page 5 of 9
1	NAMES OF REPORTING PERSONS
Anderson Investments Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,471,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,471,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,471,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 31,660,231 shares of Common Stock outstanding as of August 13, 2024, as set forth in the Issuer’s current report on Form 8-K filed with the Commission on August 19, 2024.

CUSIP No. 09769B107	Page 6 of 9
Item 1(a). Name of Issuer:

Bolt Projects Holdings, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

2261 Market Street, Suite 5447, San Francisco, California 94114

Item 2(a). Name of Person Filing:

 (i) Temasek Holdings (Private) Limited (“Temasek”);
 (ii) Tembusu Capital Pte. Ltd. (“Tembusu”);
 (iii) Thomson Capital Pte. Ltd. (“Thomson”); and
 (iv) Anderson Investments Pte. Ltd. (“Anderson” and, together with Temasek, Tembusu and Thomson, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891.

Item 2(c). Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d). Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e). CUSIP Number:

09769B107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 Not Applicable.

Item 4. Ownership.

 (a) Amount beneficially owned:

As of the date hereof, Anderson directly owned in aggregate 2,471,861 shares of Common Stock.

Anderson is a wholly-owned subsidiary of Thomson, which in turn is a wholly-owned subsidiary of Tembusu, which in turn is a wholly-owned subsidiary of Temasek. Temasek, Tembusu and Thomson, through the ownership described herein, may be deemed to beneficially own the shares of Common Stock directly owned by Anderson.

(b) Percent of class:

Temasek, Tembusu, Thomson and Anderson: 7.8%

The percentage above is based on 31,660,231 shares of Common Stock outstanding as of August 13, 2024, as set forth in the Issuer’s current report on Form 8-K filed with the Commission on August 19, 2024.

(c) Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of Common Stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

CUSIP No. 09769B107	Page 7 of 9
(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

2,471,861.

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv)  Shared power to dispose or to direct the disposition of:

2,471,861.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 09769B107	Page 8 of 9
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2024	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: August 23, 2024	TEMBUSU CAPITAL PTE. LTD.

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: August 23, 2024	THOMSON CAPITAL PTE. LTD.

	By:	/s/ Poy Weng Chuen
		Name	:	Poy Weng Chuen
		Title	:	Director

Dated: August 23, 2024	ANDERSON INVESTMENTS PTE. LTD.

	By:	/s/ Poy Weng Chuen
		Name	:	Poy Weng Chuen
		Title	:	Director

CUSIP No. 09769B107	Page 9 of 9
LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 23, 2024, by and among Temasek, Tembusu, Thomson and Anderson.